Exhibit 99.2

Management’s Discussion and Analysis
Third Quarter Ended September 30, 2011

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. and its subsidiaries (“Baja” or the “Company”) provides analysis of the Company’s financial results for the quarter ended September 30, 2011, which has been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS, unless stated otherwise. As the Company’s transition date was January 1, 2010, the 2009 comparative information included in this MD&A has not been restated. The following information should be read in conjunction with the unaudited condensed interim consolidated financial statements for the quarters ended March 31, 2011 and September 30, 2011 and notes to those financial statements, all of which are available on the SEDAR website at www.sedar.com. Contrary to prior years, financial information is now expressed in United States dollars, unless stated otherwise. This MD&A is current as of November 8, 2011.

Financial highlights

	Three months ended		Nine months ended
	September 30		September 30
(USD millions unless otherwise noted)	2011	2010	2011	2010
Modified loss (1)	(4,561)	(2,278)	(19,255)	(5,821)
Modified loss per share - basic (1)	(0.01)	(0.01)	(0.06)	(0.04)
Income (loss)	78,351	(3,926)	30,054	(4,157)
Income (loss) per share - basic	0.18	(0.03)	0.06	(0.03)
Capital expenditures - mineral properties	100,176	18,080	196,311	18,080
Capital expenditures - property, plant and equipment	4,502	1,613	24,238	1,940
Cash and cash equivalents	15,073	14,617	15,073	14,617
Working Capital	19,194	(13,772)	19,194	(13,772)
Subordinated long-term debt	238,919	57,283	238,919	57,283

(1)

The Company's financial statements are prepared in accordance with IFRS. Modified loss is a non-IFRS-measure which is defined as loss before foreign exchange, fair value adjustment on derivative instruments and change in estimate.

Third quarter and recent highlights

  $123.5 million received on October 18, 2011 as the Company completed its first draw down from its senior debt facilities.

  The Company drew down the remaining $39.5 million from the Baja funding loan as well as the total subordinated debt facility of $50 million provided by the Korean Development Bank.

  Overall construction at the Boleo Project continues to advance on schedule and on budget, including initiating marine terminal pre-construction activities and mobilization and preparation for construction of the tailings storage facility.

  Underground room-and-pillar mining at the Boleo Project commenced on schedule in September 2011. Surface mining is advancing according to plan.

  Completion of Engineering, Procurement, Construction Management (“EPCM”) contractors’ move to Mexico City.

  The site-based workforce at the Boleo Project, including contractors, totalled approximately 2,300 workers at the end of September 2011.

  In August 2011, the Company began a 3,600 metre infield drilling program to expand the current reserve estimate and upgrade inferred resources.

Overview

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company has one project at this time, the Boleo Project, which is a copper-cobalt-zinc-manganese deposit located near Santa Rosalia, Baja California Sur, Mexico. The Boleo Project is currently under construction and pre-production surface and underground mining activities have commenced.

The Company owns a 70% interest in the Boleo Project through its wholly owned Luxembourg subsidiary, Baja International S.à r.l., which owns 100% of a Luxembourg subsidiary, Boleo International S.à r.l., which in turn owns 70% of the shares of Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”). MMB holds all mineral and property rights for Boleo. The remaining 30% of MMB is owned by a Korean Consortium (the “Consortium”), the members of which acquired their interest in June 2008.

The project is currently progressing on time and on budget to meet the development schedule, which provides for mechanical completion and commissioning of the copper circuits in late 2012 and early 2013 to allow for first copper and cobalt production during the first half of 2013.

Corporate Outlook

During the third quarter of 2011, significant resources were focused on achieving the initial draw of its senior debt facilities. With this milestone achieved and just over one year remaining for mechanical completion, the Company is focused on key project development activities:

a)	Completion of engineering;
b)	Completion of procurement;
c)	Managing site construction; and
d)	Continued hiring and training of quality staff.

These activities are directly correlated with maintaining the schedule and budget. The Company continues to manage its EPCM contractor and its key vendor’s to maintain focus on the above key activities to keep the Boleo Project on target.

Boleo Project Development Activities

The Boleo Project is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometers south of San Diego, USA. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Boleo Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The project is located within the “buffer zone” of the El Vizcaino Biosphere (the “Biosphere”), a Mexican National environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and operated in the buffer zone of the Biosphere.

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The Boleo Project is being developed as a series of underground mines using the room-and-pillar mining method, a conventional soft rock mining method, along with small open-cut mines. The ore will be fed to a processing plant, which will utilize a two-stage leaching circuit, followed by solid/liquid separation and solvent extraction/electrowinning to produce copper and cobalt as metal, zinc as zinc sulfate monohydrate and, likely at some point, manganese, probably as manganese carbonate. The plant is expected to produce, on average, 125 million pounds of copper per year for the first 6 years at an average grade above 2% and 84 million pounds of copper per year thereafter at an average grade of 1.33%. Based on present reserves, the life of mine is 23 years.

Financing is in place to support the construction and development of the Boleo Project

On October 18, 2011, the Company drew $123.5 million of the total $759 million available from its senior debt facilities. This is the first drawn down from the senior debt facilities, which signifies the successful completion of conditions precedent.

During the quarter, the Company drew the remaining $39.5 million available on the Baja funding loan provided by the Consortium as well as $50 million from the subordinated debt facility available from the Korean Development Bank.

Construction of the Boleo Project is advancing toward planned start of operations in 2013

During the quarter, engineering and design work continued. Progress during the quarter included completion of the engineering design work for the marine terminal facility, a critical component in the Company’s anticipated logistics infrastructure. The EPCM contractor continues to progress in completion of the last half of project engineering, with the vertical vendors in the final stages of engineering. Detailed engineering is expected to be completed by mid 2012. The planned move of engineering services by the Company’s EPCM contractor to Mexico was completed during the period. With the completion of the transfer of detailed engineering to Mexico, focus will be on a seamless integration between engineering and construction, including engineering support for concrete and structural steel design. In addition, the Company continues to place its own key individuals in each significant project area to liaise, integrate and manage the EPCM contractor.

Mass earthworks at the Boleo processing plant are nearing completion in most areas with concrete work also well underway. Concrete work for the 60 meter diameter high-rate thickeners is in progress, along with foundations for acid tanks, leach tanks and milling equipment. Two batch plants are in use, supplying up to 120 cubic meters per hour of concrete in support of the 70,000 cubic metres of concrete required for development of the plant and other infrastructure over the coming months. Deliveries of process equipment for the plant and bulk materials such as piping are arriving daily.

In August 2011, the first of three desalination plants became operational, and is also the first permanent unit of the processing plant. It will provide 530,000 litres of fresh water per day, including all of the fresh water required for drinking and construction at the Boleo site. The two other desalination plants will be constructed by Q3 2012 to provide all of the fresh water for permanent operations at Boleo.

Construction of the mine maintenance facility continued, including foundation construction and forming, with occupancy expected by the end of the year. Camp construction and laboratory construction were completed, and the interior construction work for the on-site laboratory is progressing well.

The Company’s construction timeline for the balance of 2011 is as follows:

  Initial power plant to become operational;

  Substantial completion of engineering;

  Arrival of process plant grinding mills and scrubbers, commence mechanical installation; and

  Commence tailings dam construction.

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2012 milestones will include completion of the marine terminal facility for operations and completion of the copper circuits. Commissioning and production of copper is scheduled for the first half of 2013, with the cobalt and zinc circuits to follow towards the middle of 2013.

Underground and surface mining are proceeding on schedule

Underground room-and-pillar mining at the Boleo Project commenced on schedule in September 2011. The Company has mined approximately 400 tonnes of manto ore since the start of underground mining this quarter.

Underground mining equipment received on site during the third quarter included the roof bolter, shuttle cars, continuous miner and electrical power centre.

Surface mining continued during the quarter and was largely focussed on construction activities in the tailings dam area. The Company has stockpiled approximately 130,000 tonnes of manto ore since the start of surface mining in the second quarter of 2011.

The surface mining equipment fleet continues to expand consisting of a hydraulic excavator, front end loader, tractor bulldozers, and mine haul trucks which the Company took receipt of in the first quarter of 2011. The Company continues to receive surface mining equipment, enabling the Company to execute critical surface construction works, such as providing materials for the construction of the onsite tailings dam.

Skills training and community programs are advancing

At the end of the quarter, the Company had approximately 2,300 personnel working on the project, of which approximately 1,870 are contractors. The workforce at Boleo will increase to over 2,500 through construction, with approximately 1,000 full time permanent positions continuing through operations. The total site work force, including all contractors, continues to expand with the increased activity. Despite the global shortage of qualified personnel in the mining industry, the Company’s human resources department continues to be successful in identifying and hiring the required staff to ensure that the project can continue as planned.

The surface and underground mining teams will increase to over 450 personnel at the peak of Boleo’s construction. The surface mining team expanded from 43 personnel at the end of the second quarter to approximately 110 personnel at the end of the third quarter. Training programs for equipment skill development and operations continue, including participation in classroom and simulator machine training. The underground mining team consists of 30 personnel and continues to focus its efforts on new operator training on mine production equipment, including the roof bolter, shuttle cars, continuous miner and electrical power centre.

The Company continues to be involved in the local community, including training of emergency personnel, establishing a recycling program and support of local schools.

Exploration drilling began in the third quarter

The Company advanced a 3,600 metre infield drill program to explore for additional reserves and to upgrade inferred resources to the indicated status or higher. To date, 4 holes have been completed and a 5th is underway for a total of approximately 2,100 metres drilled.

The Company will utilize the equipment and expertise of the on-site laboratory to analyze the samples once the laboratory is operational. In the meantime, the sample will be shipped to a third party laboratory for analysis and preliminary results are expected in the fourth quarter of 2011.

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Investigations continue into manganese recovery options at Boleo

The manganese metal production test work reported previously has continued at the University of British Columbia (“UBC”). In addition to UBC’s manganese metal production test work, studies are underway to identify suitable locations for a potential manganese metal refinery, should a subsequent feasibility study support such a decision. Marketing activities have been initiated to identify and secure off take commitments for manganese carbonate (which, if economically satisfactory, may eliminate manganese metal production by the Company).

Review of Operating Results

Comparison of the three-month period ended September 30, 2011 to the three-month period ended September 30, 2010

For the three-month period ended September 30, 2011, the Company recorded income attributed to its shareholders of $60.2 million or $0.18 per share (basic) as compared to a loss attributed to its shareholders of $4.1 million or $0.03 per share (basic) for the same period in 2010. The increase in income was primarily driven by the fair value gain on the Company’s zero cost collar hedge contracts of $66.2 million, due to a reduction in forward copper prices from the prior quarter compared to the Company’s call price, and $18.0 million in foreign exchange gains, as the Canadian dollar weakened against the US dollar during the quarter.

Operating expenses during the quarter ended September 30, 2011 were $4.0 million compared to $2.3 million for the same period in 2010. A summary of the most significant differences are discussed below:

  Wages and subcontractors: $1.0 million ($0.3 million in 2010) – the increase in 2011 compared to the corresponding period in 2010 reflects the continued increase in subcontractors related to strategic planning and development of information technology infrastructure, as well as development of the Company’s overall labour force to execute the corporate vision, mission and goals of the Company; and

  Stock-based compensation: $1.2 million ($0.1 million in 2010) – the increase predominantly relates to options granted to new employees and board members, as well as the vesting of options granted in November of 2010.

Other items

  Foreign exchange gain: $18.0 million (loss of $1.6 million in 2010) – during the quarter ended September 30, 2011, the Canadian dollar weakened against the US dollar, where it had strengthened against the US dollar for the same period of the prior year. The foreign exchange gain is primarily a result of Baja’s (Canadian functional currency) US dollar based investment in the Boleo Project;

  Fair value gain related to derivative instruments: $64.9 million ($Nil in 2010) – during the three-months ended September 30, 2011, the Company recognized fair value adjustments on its derivative contracts as follows: $66.2 million gain on its zero cost collar copper hedge contracts, $2.1 million gain on its purchase put option related to the Company’s equity cost overrun facility and $3.2 million loss on the Company’s mandatory prepayment option related to the Baja funding loan; and

  Taxation expense: $0.6 million ($0.1 million in 2010) - during the second half of 2010, the Company completed an internal restructuring of its subsidiaries and subsequently amended the terms of its shareholder loans to MMB to accrue simple interest at 10% per annum (previously these loans were interest-free). As a result, Baja International, S.à r.l. recognizes the effect of the future withholding tax which would become payable at the time that MMB repays the interest accrued on its shareholder loans.

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Comparison of the nine-month period ended September 30, 2011 to the nine-month period ended September 30, 2010

For the nine-month period ended September 30, 2011, the Company recorded income attributed to its shareholders of $21.6 million or $0.06 per share (basic) as compared to a loss attributed to its shareholders of $4.1 million or $0.03 per share (basic) for the same period in 2010. The increase in income was primarily driven by the fair value gain on the Company’s zero cost collar hedge contracts of $39.4 million, due to a reduction in forward copper prices from the prior quarter compared to the Company’s call price, and $10.1 million in foreign exchange gains, as the Canadian dollar weakened against the US dollar compared to the prior year.

Operating expenses during the nine months ended September 30, 2011 were $17.8 million compared to $5.8 million for the same period in 2010. A summary of the most significant difference are discussed below:

  General and administration: $2.0 million ($0.9 million in 2010) – in support of the Boleo Project going into full construction and development, general and administrative expenses increased. This includes increased rental expense for the Company’s head office space in Vancouver, as well as a significant increase in general administration expenses;

  Wages and subcontractors: $3.6 million ($1.8 million in 2010) – the increase in 2011 compared to the corresponding period in 2010 reflects the continued increase in subcontractors related to strategic planning and development of information technology infrastructure, as well as development of the Company’s overall labour force to execute the corporate vision, mission and goals of the Company. In accordance with the Company’s Performance Management Program, Baja incentivises goal achievement through incentive compensation which was paid to its employees and management during Q2 2011;

  Stock-based compensation: $4.4 million ($0.4 million in 2010) – the increase predominantly relates to options granted to new employees and board members, as well as the vesting of options granted in November of 2010;

  Depreciation: $1.2 million ($0.2 million in 2010) – the increase relates predominantly to leasehold improvements and other office equipment which are in use at the Company’s corporate head office in Vancouver as well as software purchased and in use at the Boleo Project. Depreciation related to assets in use for the development of the Project continues to be capitalized;

  Management and directors fees: $0.9 million ($0.2 million in 2010) – following the completion of the senior debt financing in the fourth quarter of 2010, executive compensation and directors fees were reviewed and revised. In addition, incentive compensation was paid to executive management during the quarter in accordance with the Company’s Performance Management Program, as discussed in “Wages and subcontractors”;

  Professional and consulting fees: $1.6 million ($1.3 million in 2010) – the increase primarily relates to the cost of compliance with regulatory reporting requirements and documentation of entity-wide policies and procedures. Due to the closing of the Company’s senior and subordinated debt financing in late 2010, coupled with the adoption of IFRS in early 2011, the cost of the Company’s audit and non-audit services increased. The Company also involves subject-matter experts in valuing the Company’s various complex financial instruments, as reflected in the Company’s condensed interim consolidated financial statements for the period ended September 30, 2011; and

  Impairment charge: $2.7 million ($Nil in 2010) – the impairment is related to equipment previously purchased during 2008 that may not be used or that may have limited benefit in the construction process.

Other items

  Foreign exchange gain: $10.1 million (gain of $0.6 million in 2010) – during the nine months ended September 30, 2011, the Canadian dollar weakened against the US dollar. The foreign exchange gain is primarily a result of the Baja’s (Canadian functional currency) US dollar based investment in the Boleo Project;

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  Fair value gain related to derivative instruments: $39.2 million ($Nil in 2010) – during the nine-months ended September 30, 2011, the Company recognized fair value adjustments on its derivative contracts as follows: $39.4 million gain on its zero cost collar copper hedge contracts, $3.0 million gain on its purchase put option related to the Company’s equity cost overrun facility and $3.2 million loss on the Company’s mandatory prepayment option related to the Baja funding loan; and

  Taxation (expense) recovery: $1.7 million (expense of $0.1 million in 2010) – during the second half of 2010, the Company completed an internal restructuring of its subsidiaries and subsequently amended the terms of its shareholder loans to MMB to accrue simple interest at 10% per annum (previously these loans were interest-free). As a result, Baja International, S.à r.l. recognizes the effect of the future withholding tax which would become payable at the time that MMB repays the interest accrued on its shareholder loans.

Review of Quarterly Results

The eight most recently completed quarters prior to September 30, 2011:

	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2009	2010	2010	2010	2010	2011	2011	2011
	CDN$[1]	US$[2]	US$[2]	US$[2]	US$[2]	US$[2]	US$[2]	US$[2]
Total Revenues ($’000)	$-	$-	$-	$-	$-	$-	$-	$-
Income (loss) for the period [3] ($’000)	$(1,890)	$(4,385)	$4,366	$(4,062)	$(65,499)	$(32,814)	$(5,764)	$60,177
Basic income (loss) per share for the period	$(0.01)	$(0.03)	$0.03	$(0.03)	$(0.38)	$(0.10)	$(0.02)	$0.18
Diluted income (loss) per share for the period	$(0.01)	$(0.03)	$0.03	$(0.03)	$(0.38)	$(0.10)	$(0.02)	$0.18

1 Canadian GAAP
2 IFRS
3 Attributable to common shareholders of the Company

Overall losses increased in 2009 and 2010, as the Company continued toward increased development. The second quarter of 2010 was an exception due to significant foreign exchange fluctuations between the Canadian and US dollars.

The significant loss in the last quarter of 2010 and the first quarter of 2011 was due to the fair value adjustment on derivative liabilities recognized by the Company on the hedge instruments entered into during December 2010. During the previous quarter, the loss reflects increased operating expenditure as the Company continues to evolve to operations.

The current quarter income is primarily the result of the fair value gain recognized on the fair valuation of the Company’s hedge contracts entered into in December 2010, with other changes discussed in Review of Operating Results.

Baja Mining Corp. MD&A Q3 2011	7

Liquidity and Capital Resources

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in the income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at September 30, 2011 was $19.2 million compared with working capital of $37.3 million as at December 31, 2010. The Company’s working capital decreased compared to December 31, 2010 as the spending levels of the Company increased with expanded purchasing consistent with the level of construction and development. In addition, the Company holds $13.0 million (December 31, 2010 -$103.3 million) in restricted cash of which $3.5 million (December 31, 2010 - $3.5 million) is restricted to payments on approved closure and reclamation costs and $2.0 million (December 31, 2010 - $0.8 million) is restricted through operating credit facilities. The Company also provided letters of credit to the value of $1.2 million, as security for agreements related to the construction and/or acquisition of equipment and other assets for the Boleo Project, and CDN$0.8 million ($0.8 million) as security for the Company’s head office lease.

During the nine months ended September 30, 2010, the Company received gross proceeds of CDN$17.5 million ($16.8 million) through the issuance of 21,875,000 common shares through a bought deal financing. The Company did not complete any equity financing during the third quarter of 2011. During the nine months ended September 30, 2011 the Company received $1.8 million (nine months ended September 30, 2010 - $0.5 million) through the exercise of stock options and share purchase warrants.

During the same period, the Company utilized $20.8 million in operations ($6.3 million during the nine months ended September 30, 2010). This was measured after taking into account adjustments for non-cash items such as fair value adjustment on derivative contracts of $39.2 million ($Nil in 2010) and unrealized foreign exchange gain of $10.1 million (loss of $2.0 million in 2010). The Company incurred cash expenditures on construction deposits, mineral properties and property, plant and equipment of $229.1 million ($20.5 million in 2010), invested $35.5 million (redeemed $15.6 million in 2010) cash in short term deposits and utilized $90.3 million (provided $0.7 million in 2010) of its restricted cash on the project. This spending is consistent with the stage of construction and level of increased activity at the Boleo Project.

The Company’s combined cash and cash equivalents and short-term deposits as at September 30, 2011 totalled $48.5 million compared with $48.2 million as of December 31, 2010. All of the funds are highly liquid and are available immediately. The Company has $44.4 million (December 31, 2010 - $14.9 million) of current liabilities, with the increase reflecting the Company’s level of site activity.

During the nine months ended September 30, 2011, both the Company and the Consortium satisfied their required equity investment in the Project, following which the Company drew down the entire amounts available on the Baja funding loan (payable to the Consortium) and the KDB subordinated debt facility of $50 million each. As a result, the proceeds received from subordinated long-term debt during the nine month period totalled $163.9 million ($7.8 million in 2010), including loans from non-controlling interest of $63.9 million ($7.8 million in 2010).

The additional items that make up the working capital balance are other receivables and deposits and prepaid expenses. Other receivables predominantly relate to Mexican value-added tax receivables, which were $14.2 million at September 30, 2011 (December 31, 2010 - $2.7 million), which reflects the increased capital and operating expenditure incurred in the development of the Project during the period. Management expects to recover these amounts within the next 12 months.

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The Company’s primary capital asset is the Boleo Project, which is discussed in detail in the sections entitled Overview and Boleo Project Development Activities. The Company has $63.6 million in current assets, with working capital of $19.2 million. The current assets include prepaid expenses and deposits, value-added tax receivables and existing cash and short term deposits to fund the Company’s share of the Project expenses. The Company has no revenue from operations and will not have any until the completion of construction and commencement of operations, which are currently estimated to occur in 2013.

The Company has $858 million of signed and committed project financing, of which $173.5 million has been drawn to date, in addition to the funding obligations from the Korean Consortium and the Company’s working capital which together provide sufficient capital resources for the entire estimated Boleo Project funding.

Commitments and Contractual Obligations

As at September 30, 2011, the Corporation had the following known undiscounted contractual obligations:

Contractual Obligations	Payments due by period (thousands of $US)
	Total		Less than 1 year		1-3 years		3-5 years		More than 5
									years
Accounts payable	$44,362		$44,362	$	Nil	$	Nil	$	Nil
Operating lease obligations [1]	$5,401		$602		$1,807		$1,807		$1,185
Contract and purchase commitments [2,3]	$295,017		$264,865		$30,152	$	Nil	$	Nil
Reclamation funding [4]	$9,900		$1,400		$8,500	$	Nil	$	Nil
Refundable deposit [5]	$10,000	$	Nil		$10,000	$	Nil	$	Nil
Subordinated long-term debt facilities	$241,606	$	Nil	$	Nil	$	Nil		$241,606
Environmental obligations [6]	$22,098	$	Nil	$	Nil	$	Nil		$22,098
Total	$628,384		$311,229		$50,459		$1,807		$264,889

1	The Company has an office lease for its new corporate head office. The new lease commits the Company to a 10 year lease at an average monthly lease of $54 (CDN$53) per month. In addition to the monthly lease payments, the Company has provided a security deposit of $77 (CDN$480), as well as a letter of credit (“LC”) of $740 (CDN$757) to the landlord. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease.
2	The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered into at September 30, 2011 are estimated to be $293,674.
3	The Company has entered several management and consulting agreements. The future commitments under these contracts amount to $1,343, which are expected to be paid during 2011, through 2014.
4	Under the terms of the senior long-term debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In addition to the amount of $3,500 funded to the reclamation fund during 2010, the Company has committed to deposit $9,900 into the project reclamation funding account before December 31, 2013.
5	Included in the proceeds from the sale of 30% of the Company’s interest in MMB, was an amount of $10,000, which is refundable to the Consortium should a decision be made not to produce manganese from the Boleo Project. The decision must be made by the Company prior to economic completion of the Boleo Project. Management estimates that the production decision will be reached by December 31, 2012.
6	The Company also recognized an undiscounted asset retirement obligation of $22,098, taking into account an estimated inflation rate of 5% over an estimated remaining project life in excess of 24 years.

The table above does not include any commitments arising from commitment fees or available facilities related to the Company’s senior long-term debt facilities.

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Environmental Action Plan

The Company currently has a single purpose, to develop and operate the Boleo Project. The Boleo Project is a historic mine in Mexico and the project site has numerous mine workings including building foundations, underground portals, shafts and open pits. There are also the remnants of a former leach precipitation plant (the “LPF Plant”), where the Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process in the late 1950’s and early 1960’s to recover copper. In addition, there is a small (two million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter, built in the 1920’s to process run-of-mine ore by the French “Compagnie de Boleo”. None of the LPF Plant, LPF tailings dam or the former smelter are on land owned or controlled by the Company, nor does the Company have any environmental responsibility or liability with respect to these sites.

Early work by the Company, prior to commencing construction activities, has included remediation of the existing uncontrolled landfill (garbage dump) utilized by the town to dispose of community trash, as well as waste from the local squid packing plants. Reclamation has been carried out under the Company’s control and at its expense, with the cooperation of local and state authorities and with the guidance of the Company’s environmental consultants. A new disposal facility has been constructed and was turned over and donated to the community in the summer of 2009. The cost of remediation to date has been approximately $1.0 million (including the cost of the disposal facility), which is included as part of preliminary costs leading to construction.

Establishment of a Trust Fund for Conservation

The majority of the Boleo Project is located in the “buffer zone” of El Vizcaino Biosphere. In 2007, the Company reached an agreement with the Mexican Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. In February 2011, the final payment was made from the Company to fully fund its commitment of $1.1 million.

The fund is for the remedial work within the Biosphere. This trust fund may be used in other areas of the Biosphere and not necessarily at the mine site where remediation will be part of the mine’s normal reclamation program.

Establishment of Reclamation Fund

The mine, mill and tailings facilities will disturb approximately 568 hectares of land during the first six years and more than 700 hectares over an initial 25 year mine life. A mine closure and reclamation plan has been prepared and submitted to SEMARNAT, the Mexican Federal Environmental Agency. The total cost of reclamation and closure costs over the life of mine are estimated to be $35.0 million (on an undiscounted basis). The project debt facilities signed on September 28, 2010 require Baja to begin contributing to a reclamation fund during construction and create a sinking fund for the balance during operations. During construction Baja will fund $13.4 million, with the balance deposited to a sinking fund annually over the operational life. The first payment of $3.5 million was paid into the reclamation fund in December 2010.

The Company will, over the initial life of the Boleo Project, close approximately 33 mine portals. As portals are closed, in accordance with mine plans, the affected area will be remediated. Remedial costs for each portal site are currently estimated to be $0.01 million. Considering that the annual projected operating budget (once full operation is achieved) is of the order of $100.0 million per year, the cost of remediation is not considered material. Annual environmental monitoring costs are currently approximately $0.01 million and, as operations commence, will increase to approximately $0.03 million per year. Again, in relation to the annual operating budget, this number is not considered significant.

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An area of potential concern after construction of the project facilities would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure, in contrast to a temporary closure of the mine. Following the completion of the construction of the facilities and the commencement of production, the expected cost of reclamation from an early closure (assuming a decision were to be made to permanently close the mine) is estimated at $26.4 million, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site. In these circumstances, the Company would fund the reclamation costs from the reclamation fund established.

As part of the Company’s EIM approval, the Company was required to identify local flora and fauna species that would be affected by its operation, and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species. The phase 1 removal and relocation program in the landfill and plant site areas has now been completed. Continuing effort in the preservation and protection of plants and animals at Boleo has resulted in the salvage of more than 30 hectares of vegetation, the ongoing monitoring of wildlife populations, and two scientific reports on this cutting edge project for biotic resources in the southern Baja. Environmental protection training has also been incorporated in the safety and entrance (orientation) program for employees and visitors to Boleo.

Ongoing permitting, compliance, baseline inventory determinations, and monitoring are being conducted to maintain the Company in readiness to move forward the project.

Financial instruments

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, short-term deposits, other receivables, deposits and prepaid expenses, long-term deposits, restricted cash, derivative assets, accounts payable and accrued liabilities, refundable deposit liability, subordinated long-term debt, derivative liabilities and other long-term liabilities, are initially recorded at amounts that approximate their fair values.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements, including guarantee contracts, contingent interests in assets transferred to an entity or other derivative instruments obligations.

Transactions with Related Parties

The Company entered into the following related party transactions with directors or officers of the Company or with companies with directors or officers in common during the three and nine months ended September 30:

	Three months ended		Nine months ended
		September 30,		September 30,
	2011	2010	2011	2010

Directors fees – administration	70	18	224	54
Management fees – administration	90	75	675	152
Management fees – development costs	120	103	442	316
	280	196	1,341	522

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Additional loans from non-controlling interests in the amount of $63.9 million were received during the period, which brings the total face value of loans from non-controlling interests as at September 30, 2011 to $132.8 million. These loans are advanced proportionately to project ownership, which is identical to the terms under which the Company funds the project.

During the three and nine months ended September 30, 2011, the Company drew down $39.5 and $50.0 million, respectively, of the $50.0 million Baja funding loan facility, which is also payable to the Consortium.

During the nine-month period ended September 30, 2011, the Company paid compensation to key management personnel of $5.7 million ($1.2 million in 2010), including share-based payments of $3.7 million ($0.2 million in 2010). Key management personnel included all 6 independent directors and 5 corporate officers. Upon resignation at the Company’s request, executive officers are entitled to termination benefits up to the lesser of 24 months or the period remaining until age 65.

Share Capital information

The Company granted 500,000 stock options to employees or directors of the Company subsequent to the balance sheet date and 300,000 stock options were exercised since September 30, 2011. No warrants were exercised or expired since the most recent balance sheet date.

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 338,528,650 issued and outstanding. The Company also had 26,725,000 stock options and 24,670,477 warrants outstanding.

Basis of Preparation and First-Time Adoption of International Financial Reporting Standards

The Company’s condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting and IFRS 1 First-time adoption of International Financial Reporting (“IFRS 1”). IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”). The accounting policies and methods of computation applied in the Company’s condensed interim consolidated financial statements are the same as those applied in the Company’s condensed interim consolidated financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 17 discloses the impact of transition to IFRS on the Company’s reported balance sheet as at September 30, 2010, and results of operations and cash flows for the three and nine months ended September 30, 2010, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

Critical Judgements and Accounting Estimates

Management is required to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of resources in mineral properties, income taxes, provision for reclamation costs, fair value of derivative assets and liabilities, and stock based compensation.

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Key sources of estimation uncertainty

The preparation of the consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of certain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates.

Estimates are reviewed on an ongoing basis using historic experience and other factors that are considered relevant given the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period are as follows:

(i)	Impairment of mineral properties

The Company considers both internal and external sources of information in assessing whether there are any indicators that the Company’s mineral properties are impaired. External sources of information considered include changes in market conditions, the economic and legal environment in which the Company operates that are not within its control and the impact these changes may have on the recoverable amount. Internal sources of information include the manner in which the mineral properties are being used or are expected to be used and indications of the economic performance of the assets.

In estimating the recoverable amount of the Company’s mineral properties, management estimates the discounted future after-tax cash flows expected to be derived from the Company’s mineral properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs and reductions in the amount of recoverable reserves and resources could each result in a write-down of the carrying amount of the Company’s mineral properties.

(ii)	Estimated environmental liabilities

The Company’s provision for reclamation and closure obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. The provision includes estimates of future costs, inflation, assumptions of risks associated with the future cash outflows, and the applicable risk free interest rate for discounting the future cash outflows. Changes in these factors could result in a change in the provision recognized by the Company.

(iii)	Fair value of subordinated loan and funding loan

The subordinated loan from the Korean Development Bank and the funding loan from the Korean Consortium meet the definition of financial liabilities and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. The Company used valuation techniques to estimate the fair value of the funding loan, and any changes in the assumptions used could result in a change in the fair value of the financial liability.

(iv)	Fair value of loans from non-controlling interests

The shareholder loans meet the definition of financial liabilities and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. The Company used valuation techniques to estimate the fair value of loans from non-controlling interests, and any changes in the assumptions used could result in a change in the fair value of the financial liability.

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(v)	Fair value of derivative instruments

The Company’s derivative instruments are measured at fair value using valuation techniques, and as a result, any changes in assumptions used to estimate the fair value could result in a change in fair value of the derivative instruments. The Company’s derivative instruments include:

  Zero cost collar copper hedges, entered into to satisfy a condition precedent to the senior debt facilities and manage commodity price exposure,

  The Company’s cost overrun facility represents a purchased put option, and

  The Company’s mandatory prepayment option on its funding loan, representing an embedded derivative, which has been separated from the host contract.

(vi)	Share based payments

The Company uses assumptions to determine the fair value of share based payments.

(vii)	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

Estimates of future taxable income are based on forecasted cash flows and the application of tax laws in each jurisdiction. The Company does not currently have cash flows from operations causing uncertainty that future taxable income will be available to utilize its deferred tax assets. Management reassesses unrecognized deferred tax assets at the end of each reporting period.

(viii)	Contingencies

Due to the size, growth and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements at the time such change occurs.

Critical judgements in applying accounting policies

The critical judgements made by the Company’s management in the process of applying the Company’s accounting policies, apart from those involving estimation, which have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that the exploration, evaluation and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological and metallurgic information, scoping and feasibility studies, existing permits and life of mine plans.

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Changes in Accounting Standards

Adoption of new or revised IFRSs and IFRSs not yet effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

(i)	IFRS 9 – Financial Instruments

In October 2010, the IASB added the requirements for financial liabilities in the previously issued IFRS 9 Financial Instruments (“IFRS 9”). This standard is effective for annual periods beginning on or after January 1, 2013 and is part of a wider project to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 carried forward the existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit or loss would generally be recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

(ii)	IFRS 10 – Consolidation

In May 2011, the IASB issued IFRS 10 Consolidation (“IFRS 10”), which replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

(iii)	IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements (“IFRS 10”), which replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

(iv)	IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

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(v)	IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

(vi)	Amendments to Other Standards

In addition, the IASB has made amendments to existing standards, including IAS 27 and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28 has been amended to include joint ventures in its scope and for conforming changes based on the issuance of IFRS 10 and IFRS 11. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate to permit timely decisions regarding public disclosure. Management, including the CEO and CFO of the Company conducted an evaluation of the effectiveness of the design and operations of the disclosure controls and procedures as required under U.S. Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2010. Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S. and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

We confirm there were no significant changes in internal controls over financial reporting during the most recent quarter ended September 30, 2011.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management, including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based upon this assessment, management has concluded that as at December 31, 2010, the Company’s internal controls over financial reporting were effective.

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The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Non-IFRS Financial Measures

There were no changes to the Company’s exposure to risks and other uncertainties described in the Company’s Annual Information Form for the year ended December 31, 2010. Readers should carefully read and consider these risks and uncertainties before deciding whether to invest in shares of the common stock of Baja.

Non-IFRS Financial Performance Measures

Modified income (loss) is a non-IFRS performance measure which determine the performance of the Company, excluding certain impacts which the Company believes are either (i) non-recurring, or (ii) recurring, but of a nature which are not reflective of the Company’s underlying performance, including foreign exchange gains (losses), fair value adjustments on derivative instruments and changes in estimate of the Company’s refundable deposit liability. Management believes that these measures provide investors with the ability to better evaluate the Company’s underlying performance. The following table provides a reconciliation of income (loss) to modified income (loss) for the periods presented.

	Three months ended		Nine months ended
	September 30		September 30
(USD millions unless otherwise noted)	2011	2010	2011	2010

Income (loss)	78,351	(3,926)	30,054	(4,157)
Less:
Foreign exchange (gain) loss	(18,023)	1,648	(10,075)	(551)
Fair value adjustment derivatives instruments	(64,889)	-	(39,234)	-
Change in estimate - redundable deposit liability	-	-	-	(1,113)
	(82,912)	1,648	(49,309)	(1,664)

Modified loss	(4,561)	(2,278)	(19,255)	(5,821)
Modified loss per share	(0.01)	(0.01)	(0.06)	(0.04)

Weighted average shares outstanding - basic	337,971,584	155,394,880	336,397,111	147,655,115

Risk Factors

There were no changes to the Company’s exposure to risks and other uncertainties described in the Company’s Annual Information Form for the year ended December 31, 2010. Readers should carefully read and consider these risks and uncertainties before deciding whether to invest in shares of the common stock of Baja.

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Caution on Forward-Looking Information

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis, and may include statements regarding exploration results, mineral resource estimates, capital expenditures, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo Project, and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2010, filed with the Canadian securities regulatory authorities, Baja’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This Management’s Discussion and Analysis and other information released by Baja Mining uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja Mining in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC; however, reserves reported by Baja Mining are in compliance with NI 43-101, and also qualify as reserves under the SEC’s standards.

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